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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC USE ONLY DOCUMENT SEQUENCE NO. |
| --- |
| CUSIP NUMBER |
| WORK LOCATION |

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF
1933

**ATTENTION:** Transmit for filing 3 copies of this form concurrently with either placing
an order with a broker to execute sale or executing a sale directly with a market maker

| |
| --- |
| Petroleum Development Corporation             95-2636730 |
| (a) NAME OF ISSUER (Please type or print) (b) IRS IDENT. NO. (c) S.E.C. FILE NO. |
| 103 E. Main Street           Bridgeport.     WV       26330 |
| 1(d) ADDRESS OF ISSUER      STREET     CITY      STATE     ZIP CODE |
| (304) 842-3597 |
| (e)TELEPHONE AREA CODE NUMBERS |
| Vincent F. D'Annunzio |
| 2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD |
| 233-82-2229 |
| (b) IRS IDENT. NO. |
| Director |
| (c) RELATIONSHIP TO ISSUER |
| 103 E. Main Street      Bridgeport    WV     26330 |
| (d) ADDRESS STREET     CITY     STATE     ZIP CODE |
| |
| INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number. |
| |
| |

| 3(a) Title of the Class of Securities To Be Sold | (b) Name and Address of Each Broker Through whom the Securities Are To Be Offered or Each Market Maker who Is Acquiring the Securities | SEC USE ONLY Broker/Dealer File Number | (c) Number of Shares or Other Units To Be Sold (See instr. 3(c)) | (d) Agggregate Market Value (See instr. 3(d)) | (e) Number of Shares or Other Units Outstanding (See instr. 3(e)) | (f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.) | (g) Name of Each Securities Exchange (See instr. 3(g)) |
|---|---|---|---|---|---|---|---|
| Common Stock | Merrill Lynch | | 5,000 | 220,000 | 16,268,294 | 9-30-04 | NASDAQ |

**INSTRUCTIONS:**
1. (a) Name of issuer
   (b) Issuer's I.R.S. Identification Number
   (c) Issuer's S.E.C. file number, if any
   (d) Issuer's address, including zip code
   (e) Issuers's telephone number, including area code

2. (a) Name of person for whose account the securities are to be sold
   (b) Such person's I.R.S. identification c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d) Such person's address, including zip code number, if such person is an entity

3. (a) Title of the class of securities to be sold
   (b) Name and Address of each broker through whom the securities are intended to be sold
    (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
   (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this

| TABLE I — SECURITIES TO BE SOLD Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor: | | | | | | |
|---|---|---|---|---|---|---|
| Title of the Class | Date you Acquired | Nature of Acquisition Transaction | Name of Person from Whom Acquired (if gift, also give date donor acquired) | Amount of Securities Acquired | Date of Payment | Nature of Payment |
| Common | 11/7/97 | Exercise of Stock Option Plan | Petroleum Development Corporation | 37,899 | 11/7/97 | Cash |

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

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## TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

| Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold. | | | | |
|---|---|---|---|---|
| Name and Address of Seller | Title of Securities Sold | Date of Sale | Amount of Securities Sold | Gross Proceeds |
|  |  |  |  |  |

| REMARKS: | |
|---|---|
|  |  |
| INSTRUCTIONS: | ATTENTION: |
|  |  |
| See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice. | The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. |
|  |  |
| September 30, 2004 | /s/ Vincent F. D'Annunzio |
| DATE OF NOTICE | SIGNATURE |

The notice shall be signed by the person for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION:
Intentional misstatements or omission of facts constitute Federal Criminal Violations
(See 18 U.S.C. 1001)